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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                  Paligent Inc. (f/k/a HeavenlyDoor.com, Inc.)
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    696385103
                                 (CUSIP Number)

                                  Richard Kurtz
                                270 Sylvan Avenue
                     Englewood Cliffs, New Jersey 07632-2515
                                 (201) 871-1055
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of

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the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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CUSIP No. 696385103              SCHEDULE 13D/A
-------------------

--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard J. Kurtz
     Social Security Number - ###-##-####
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]
                                                        (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY


--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)

                                                            [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
7)   SOLE VOTING POWER

         17,396,219 Shares
--------------------------------------------------------------------------------
                      8)   SHARED VOTING POWER
 NUMBER OF
  SHARES                   0


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BENEFICIALLY          ----------------------------------------------------------
 OWNED BY             9)   SOLE DISPOSITIVE POWER
   EACH
 REPORTING                 17,396,219 Shares
   PERSON             ----------------------------------------------------------
   WITH               10)  SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,396,219 Shares
--------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            [ ]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.54%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


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

                                SCHEDULE 13D/A-2
                               CUSIP No. 696385103

Item 1. Security and Issuer.

     This Statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Paligent Inc., a Delaware corporation, formerly known as HeavenlyDoor.com., Inc. (the "Company"), whose principal executive offices are located at 369 Lexington Avenue, New York, New York 10017.

Item 2. Identity and Background.

     (a) This Schedule 13D/A is being filed on behalf of Richard J. Kurtz.

     (b) Richard Kurtz's business address is located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (c) Richard Kurtz's principal occupation is serving as president and chief executive officer of Kamson Corporation, a privately held corporation with its principal executive offices located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (d) During the past five years, Richard Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Richard Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Richard Kurtz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Common Stock and Warrant Purchase Agreement between Mr. Kurtz, Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC, dated as of December 30, 2002, Mr. Kurtz agreed to purchase from Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC (collectively, the "Sellers") a total of 10,253,235 Shares for an aggregate purchase price of $230,698. The transaction has not yet closed but is expected to close on or about January 15, 2003 ("Closing"), or as soon as possible thereafter. Mr. Kurtz will be


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using his personal funds to purchase the Shares.

Item 4. Purpose of Transaction.

     After the Closing, Mr. Kurtz will own a total of 17,396,219 Shares, which will represent approximately 53.54 % of the Company's outstanding Shares.

     After the Closing, the Company may engage in some form of transaction with Digital Technologies 2000 ("Digital"), a privately held company controlled by Mr. Kurtz, which such transaction may include, but not be limited to, a merger, sale of assets, recapitalization, business combination, joint venture, or some combination of the above. Digital is a company engaged in providing electronic marketing products and services to the criminal justice and corrections industry. However, there can be no assurance that the Company and Digital will engage in any transactions, or, if they do, what form such transaction may take.

     Other than described in the preceding paragraph, the Shares purchased by Richard Kurtz have been acquired for investment purposes. Richard Kurtz may make further purchases of Shares from time to time and may dispose of any or all Shares held by him at any time, subject to certain lock-up provisions with respect to certain shares acquired in the merger in 2000, described in Mr. Kurtz's Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on February 28, 2002, in which Mr. Kurtz became a five percent shareholder of the Company (the "Merger").

     Other than as set forth in the preceding paragraphs, Richard Kurtz does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (d) through (j) inclusive of Item 4 of
Schedule 13D. Richard Kurtz may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to such matters, but has no present intention to do so.

Item 5. Interest in Securities of the Issuer.

     (a) On January 9, 2003, Richard Kurtz beneficially owned 17,396,219 Shares of the Company, or approximately 53.54% of the Company's 32,490,945 outstanding Shares, as of September 30, 2002, as reflected in the Form 10-Q of the Company for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002. 10,253,235 of the Shares described as being beneficially owned are the Shares Mr. Kurtz will be acquiring from the Sellers in the transaction described in Item 3.

     (b) Richard Kurtz has the sole power to vote and dispose of the Shares owned by him.

     (c) Richard Kurtz has not engaged in any transactions in the Company's securities during the past 60 days.

     (d) No person other than Richard Kurtz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Richard Kurtz.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of its securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than as set forth below.

     In connection with the Merger in which Mr. Kurtz became an owner of at least five percent of the Company's Shares, Mr. Kurtz signed a lock-up agreement restricting his ability to transfer certain Shares acquired by him in the Merger. Reference is made to Schedule 13D, filed with the SEC on February 28, 2002 for a description of the Merger and lock-up agreement.

Item 7. Material to be Filed as Exhibits.

     Common Stock and Warrant Purchase Agreement between Mr. Kurtz, Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC, dated as of December 30, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Dated:  January 9, 2003

                               January 9, 2003
                               (Date)

                               /s/ Richard Kurtz
                               (Signature)

                               Richard Kurtz
                               (Name/Title)


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